UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13D
                Under the Securities Exchange Act of 1934
                           (Amendment No. 10)*


                             Crdentia Corp.
                             --------------
                            (Name of Issuer)

                     Common Stock, $0.0001 par value
                     -------------------------------
                     (Title of Class of Securities)

                                225235308
                                ---------
                             (CUSIP Number)

                 Ann E. Carey, Business Legal Assistant
              Howard Rice Nemerovski Canady Falk & Rabkin,
                       A Professional Corporation
                   Three Embarcadero Center, Suite 700
                      San Francisco, CA  94111-4024
                             (415) 434-1600
                             --------------
       (Name, Address and Telephone Number of Person Authorized to
                   Receive Notices and Communications)

                            January 25, 2007
                            ----------------
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 225235308                 SCHEDULE 13D                Page 2 of 16


1.  Names of Reporting Persons.         MedCap Management & Research LLC

    I.R.S. Identification Nos. of above persons               94-3411543
    (entities only).

2.  Check the Appropriate Box if a Member of a Group           (a)   [ ]
    (See Instructions)
                                                               (b)   [ ]

3.  SEC Use Only

4.  Source of Funds (See Instructions)                                OO

5.  Check if Disclosure of Legal Proceedings Is Required             [ ]
    Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization                        Delaware

Number of     7.    Sole Voting Power                          8,698,348
Shares
Beneficially  8.    Shared Voting Power                                0
Owned by
Each          9.    Sole Dispositive Power                     8,698,348
Reporting
Person With   10.   Shared Dispositive Power                           0

11. Aggregate Amount Beneficially Owned by Each                8,698,348
    Reporting Person

12. Check if the Aggregate Amount in Row (11) Excludes Certain       [ ]
    Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11)             51.4%

14. Type of Reporting Person (See Instructions)                       IA

CUSIP 225235308                 SCHEDULE 13D                Page 3 of 16


1.  Names of Reporting Persons.                     MedCap Partners L.P.

    I.R.S. Identification Nos. of above persons               94-3412423
    (entities only).

2.  Check the Appropriate Box if a Member of a Group           (a)   [ ]
    (See Instructions)
                                                               (b)   [ ]

3.  SEC Use Only

4.  Source of Funds (See Instructions)                                OO

5.  Check if Disclosure of Legal Proceedings Is Required             [ ]
    Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization                        Delaware

Number of     7.    Sole Voting Power                          8,521,098
Shares
Beneficially  8.    Shared Voting Power                                0
Owned by
Each          9.    Sole Dispositive Power                     8,521,098
Reporting
Person With   10.   Shared Dispositive Power                           0

11. Aggregate Amount Beneficially Owned by Each                8,521,098
    Reporting Person

12. Check if the Aggregate Amount in Row (11) Excludes Certain       [ ]
    Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11)             50.3%

14. Type of Reporting Person (See Instructions)                       PN

CUSIP 225235308                 SCHEDULE 13D                Page 4 of 16


1.  Names of Reporting Persons.                            C. Fred Toney

    I.R.S. Identification Nos. of above persons
    (entities only).

2.  Check the Appropriate Box if a Member of a Group           (a)   [ ]
    (See Instructions)
                                                               (b)   [ ]

3.  SEC Use Only

4.  Source of Funds (See Instructions)                                OO

5.  Check if Disclosure of Legal Proceedings Is Required             [ ]
    Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization                   United States

Number of     7.    Sole Voting Power                         11,281,681
Shares
Beneficially  8.    Shared Voting Power                                0
Owned by
Each          9.    Sole Dispositive Power                    11,281,681
Reporting
Person With   10.   Shared Dispositive Power                           0

11. Aggregate Amount Beneficially Owned by Each               11,281,681
    Reporting Person

12. Check if the Aggregate Amount in Row (11) Excludes Certain       [ ]
    Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11)             66.7%

14. Type of Reporting Person (See Instructions)                   IN, HC

CUSIP 225235308                 SCHEDULE 13D                Page 5 of 16


Item 1.  Security and Issuer

    This Schedule 13D ("Schedule") relates to shares of common stock, with par value $0.0001 (the "Common Stock"), of Crdentia Corp. (the "Issuer"). The principal executive office of the Issuer is 5001 LBJ Freeway, Suite 850, Dallas, TX 75244.

Item 2.  Identity and Background

    This Schedule is filed on behalf of MedCap Partners L.P. ("MedCap"), MedCap Management & Research LLC ("MMR") and C. Fred Toney ("Toney"), each of whose principal business office address is 500 Third Street, Suite 535, San Francisco, CA 94107.

    MedCap is an investment limited partnership, whose general partner is MMR. MMR is an investment adviser registered under the laws of the State of California. Toney is MMR's sole managing member. MMR is also the general partner and investment manager of MedCap Master Fund, L.P., an investment limited partnership ("MedCap Master"). MedCap Master is a "master fund" and contains substantially all of the assets of a "feeder fund," MedCap Partners Offshore, Ltd. ("MedCap Offshore")."

    None of MedCap, MMR nor Toney has, during the past five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

    None of MedCap, MMR nor Toney has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which any of them became or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    MedCap is a Delaware limited partnership, MMR is a Delaware limited liability company and Toney is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

    The aggregate purchase price for the 2,853,333 shares of the Issuer's Common Stock acquired by Toney in the PIPE transactions described under
Item 5(c) below (the "Toney Shares") was approximately $1,550,000. The aggregate purchase price for the Toney Shares was paid by Toney using personal funds.

CUSIP 225235308                 SCHEDULE 13D                Page 6 of 16


Item 4. Purpose of Transaction

    The Toney Shares are held by Toney for investment purposes.

    The agreement of limited partnership of MedCap provides MMR with discretion to cause MedCap to make payments upon a withdrawal by a limited partner in cash or in securities, or a combination of cash and securities, or to segregate a portion of MedCap's assets equal to the amount payable to the withdrawing limited partner and sell those assets for the account of the withdrawn limited partner. Limited partners of MedCap have the right, upon written request, to receive a distribution of the segregated assets. Effective September 30, 2006, MedCap segregated some of the Issuer's Common Stock beneficially owned by MedCap into a separate account for the benefit of some of MedCap's former limited partners who have withdrawn from MedCap. On December 18, 2006 and December 29, 2006, respectively, MedCap distributed from the segregated account 252,892 shares of Common Stock and 440,153 shares of Common Stock to certain of MedCap's former limited partners, leaving, after distribution, 3,001 shares of Common Stock in the segregated account. MMR, as MedCap's general partner, and Toney, as MMR's sole managing member, continue to have voting and dispositive control over the remaining shares of Common Stock in the segregated account. MMR intends to cause MedCap to sell the remaining segregated Common Stock in an orderly fashion and distribute the proceeds to the withdrawn limited partners or to distribute in-kind the segregated Common Stock to its withdrawn limited partners in the near future.

    As previously disclosed on the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission (the "Commission") on September 26, 2006 (and on the reporting persons' prior Schedule 13D/A (Amendment No. 8), filed with the Commission on November 3, 2006), the Issuer, iVOW Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of the Issuer ("Merger Sub") and iVOW, Inc., a Delaware corporation ("iVOW"), have entered into an Agreement and Plan of Merger, dated as of September 20, 2006 (the "Merger Agreement"), pursuant to which Merger Sub will merge with and into iVOW, with iVOW surviving as a
wholly-owned subsidiary of the Issuer (the "Merger").   At the effective
time of the Merger, all shares of iVOW common stock issued and outstanding immediately prior to the effective time will be converted automatically into the right to receive, in the aggregate, approximately $3.5 million in shares of the Issuer's Common Stock (based on the average of the closing sale prices for Issuer's Common Stock for each of the 20 consecutive trading days ending the second complete trading day prior to the effective time of the Merger, as reported on the OTC Bulletin Board), subject to reduction based on the iVOW bank and financing debt assumed by the Issuer, the value of any uncollected accounts receivable at the effective time and the value of any iVOW warrants assumed by the Issuer.

CUSIP 225235308                 SCHEDULE 13D                Page 7 of 16


    Toney and MMR have beneficial ownership (through MedCap and MedCap Master) of approximately 16.2% of iVOW's outstanding common stock, based on the number of shares of iVOW's outstanding common stock listed in iVOW's Current Report on Form 8-K, filed with the Commission on September 22, 2006 (3,474,865 shares). Toney was also a member of iVOW's Board of Directors when the Merger Agreement was approved by the iVOW Board, but he voluntarily resigned from that position effective as of September 20, 2006. Toney remains a member of the Issuer's Board of Directors.

    In connection with the execution of the Merger Agreement, each of the Issuer and iVOW have entered into separate voting agreements (the "Voting Agreements") with MedCap and MedCap Master, each dated September 20, 2006, pursuant to which MedCap and MedCap Master have agreed, among other things, to vote all of the shares of the Issuer's Common Stock and the common stock of iVOW held by them in favor of the adoption of the Merger Agreement. MedCap and MedCap Master have also agreed under the Voting Agreements not to dispose of shares of the Issuer's Common Stock or the common stock of iVOW, except as permitted thereunder.

    Depending on market conditions and other factors, the reporting persons may, at any time or from time to time, acquire additional securities of the Issuer, or alternatively, may (if and to the extent permitted under the Voting Agreements) dispose of some or all of the securities of the Issuer beneficially owned by them (including but not limited to the aforementioned segregated shares of Common Stock).

    Except as described herein, the reporting persons do not currently have any plans or proposals that relate to or would result in any of the following:

    (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

    (b) An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

    (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

    (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

    (e) Any material change in the present capitalization or dividend policy of the Issuer;

    (f) Any other material change in the Issuer's business or corporate structure;

CUSIP 225235308                 SCHEDULE 13D                Page 8 of 16


    (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

    (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

    (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

    (j) Any action similar to those enumerated above.

Item 5. Interest in Securities of the Issuer

    (a) As noted above, MedCap beneficially owns 8,521,098 shares of the Issuer's Common Stock. The percentage of common stock beneficially owned by MedCap for the purposes of this Schedule is 50.3%.

        In addition to the securities beneficially owned through MedCap, MMR and Toney beneficially own 177,250 shares of the Issuer's Common Stock through MedCap Master. MedCap Master is a "master fund" and contains substantially all of the assets of a "feeder fund," MedCap Partners Offshore, Ltd. ("MedCap Offshore").

        Toney holds the Toney Shares (2,583,333 shares in total) personally.

        MMR, as general partner and investment manager of MedCap and MedCap Master, and Toney, as the sole managing member of MMR, may be deemed to beneficially own the shares owned by MedCap and MedCap Master in that they may be deemed to have the power to direct the voting or disposition of the shares. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that either MMR or Toney is, for any other purpose, the beneficial owner of any such securities, and MMR and Toney disclaim beneficial ownership as to such securities except to the extent of their respective pecuniary interests therein. The percentage of Common Stock beneficially owned by MMR for the purposes of this Schedule is 51.4% and by Toney for the purposes of this Schedule is 66.7%.

        The calculation of percentage of beneficial ownership in Item 11 of pages 2, 3 and 4 was derived from the Issuer's Form 10-QSB Quarterly Report Under Section 13 or 15(d) of the Securities Exchange Act of 1934, filed with the Commission on November 14, 2006, in which the Issuer stated that the number of shares of its Common Stock outstanding as of November 9, 2006 was 14,344,230 shares.

CUSIP 225235308                 SCHEDULE 13D                Page 9 of 16


        The foregoing amounts do not include shares of the Issuer's Common Stock issuable in respect of shares of the common stock of iVOW outstanding at the effective time of the Merger (including shares of iVOW common stock held by the reporting persons).

    (b) Reference is made hereby to Items 7 to 10 of pages 2, 3 and 4 of this Schedule, which Items are incorporated herein by reference.

    (c) On January 25, 2007, Toney purchased 950,000 shares of the Issuer's common stock for his personal account in a PIPE transaction for $0.60 per share.

        On February 6, 2007, Toney purchased 1,633,333 shares of the Issuer's common stock for his personal account in a PIPE transaction for $0.60 per share.

        Effective February 1, 2007, certain limited partners who had previously withdrawn from MedCap (and who had received pro rata in-kind distributions of the Issuer's common stock in connection with their prior withdrawal) contributed 281,843 shares of the Issuer's common stock to MedCap in exchange for new limited partnership interests in MedCap.

    (d) Not applicable.

    (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

    MedCap is a party to an Amended and Restated Registration Rights Agreement entitling it to registration rights with respect to Common Stock issued upon conversion of its shares of Series A Preferred Stock, Series B-1 Preferred Stock and Series C Preferred Stock, including any Series B-1 Preferred or Series C Preferred issued upon exercise of certain warrants.

    MedCap and the Issuer are also parties to the Letter Agreement, as amended by the Letter Agreement Amendment, which amends in part the Amended and Restated Registration Rights Agreement. Under the Letter Agreement, the Issuer agrees to register for resale (i) all of the shares of Common Stock and the Common Stock that can be acquired upon the conversion of the Series C Preferred Stock that are held by MedCap and
(ii) shares of Common Stock underlying all of the warrants that MedCap holds to acquire the Issuer's preferred stock; provided that, the Issuer is not required to register for resale Common Stock underlying the warrants unless such shares can be registered at the time that the shares of Common Stock listed in item (i) are registered for resale.

CUSIP 225235308                 SCHEDULE 13D                Page 10 of 16


    MedCap was a party to two Secured Promissory Notes issued by the Issuer, Baker Anderson Christie, Inc., Nurses Network, Inc., New Age Staffing, Inc., PSR Nurses, Ltd., PSR Nurse Recruiting, Inc., PSR Nurses Holdings Corp., CRDE Corp., Arizona Home Health Care/Private Duty, Inc., Care Pros Staffing, Inc., HIP Holding, Inc., Health Industry Professionals, L.L.C., Travmed USA, Inc., Prime Staff, LP, Mint Medical Staffing Odessa LP, and GHS Acquisition Corporation (collectively, the "Issuer's subsidiaries") to MedCap (the "Secured Promissory Notes"). The Issuer obtained a $500,000 loan from MedCap on November 15, 2005 and a $1,500,000 loan from MedCap on November 18, 2005 to fund working capital needs. No equity securities and no securities exercisable, convertible or exchangeable for equity securities were issued in connection with the loans which were evidenced by the Secured Promissory Notes. In connection with the loans, MedCap, the Issuer and the Issuer's subsidiaries were parties to an Amended and Restated Security Agreement pursuant to which MedCap was granted a subordinate security interest in all of the assets and property of the Issuer and the Issuer's subsidiaries. The Amended and Restated Security Agreement imposes various restrictions on the activities of the Iasuer and the Issuer's subsidiaries and includes events of default (with grace periods, as applicable).

    MedCap and the Issuer were parties to a Securities Purchase Agreement dated as December 30, 2005 pursuant to which the Issuer issued 335,370 shares of its common stock to MedCap in consideration for the cancellation of the principal and all accrued interest under the Secured Promissory Notes. The shares were sold in a private transaction at a price of $6.00 per share. In connection with the Securities Purchase Agreement, the Issuer and MedCap entered into a Registration Rights Agreement pursuant to which the Issuer agreed to register for resale on a registration statement the shares acquired by MedCap under the Securities Purchase Agreement.

    MedCap and the Issuer are parties to a Subscription Agreement dated March 3, 2006, pursuant to which the Issuer sold 25,000 shares of its Common Stock to MedCap at a price of $8.00 per share in a private transaction.

    MedCap and the Issuer are parties to a Subscription Agreement dated March 13, 2006, pursuant to which the Issuer sold 13,750 shares of its Common Stock to MedCap at a price of $8.00 per share in a private transaction.

    MedCap Master and the Issuer are parties to a Subscription Agreement dated March 13, 2006, pursuant to which the Issuer sold 11,250 shares of its Common Stock to MedCap Master at a price of $8.00 per share in a private transaction.

    MedCap and the Issuer are parties to Subscription Agreement dated April 3, 2006, pursuant to which the Issuer sold 58,333 shares of its Common Stock to MedCap at a price of $6.00 per share in a private transaction.

CUSIP 225235308                 SCHEDULE 13D                Page 11 of 16


    See the discussion of the Merger Agreement and the Voting Agreements under Item 4 above.

    Toney is a party to a Securities Purchase Agreement and Registration Rights Agreement, each dated as of January 25, 2007, between the Issuer and certain investors (including Toney) (collectively, the "Investors"), for the private placement of shares of the Issuer's common stock at a purchase price of $0.60 per share. The Securities Purchase Agreement allows for multiple closings through February 24, 2007, of up to a total of 4,166,667 shares. Pursuant to the terms of the Registration Rights Agreement, the Issuer has agreed to cause a resale registration statement covering the shares to be filed within 30 days after the final closing date.

Item 7. Material to Be Filed as Exhibits

No.  Exhibit

1.   Agreement Regarding Joint Filing of Statement on Schedule 13D or
     13G.

2. Amended and Restated Registration Rights Agreement between the Issuer and MedCap dated August 30, 2004, as amended by the Letter Agreement listed as Exhibit 3 below (included as Exhibit 2 to MedCap's, MMR's and Toney's Schedule 13D/A No. 1 filed with the Commission on September 3, 2004 and incorporated herein by reference).

3. Letter Agreement dated March 29, 2005, between the Issuer and MedCap (the "Letter Agreement") (included as Exhibit 3 to
     MedCap's, MMR's and Toney's Schedule 13D/A No. 5 filed with the Commission on April 11, 2005 and incorporated herein by reference).

4. Amendment to Letter Agreement, dated May 2, 2005, between the Issuer and MedCap (included as Exhibit 4 to MedCap's, MMR's and Toney's Schedule 13D/A No. 6 filed with the Commission on May 10, 2005 and incorporated herein by reference).

5. Secured Promissory Note, dated November 15, 2005, issued by the Issuer, Baker Anderson Christie, Inc., Nurses Network, Inc., New Age Staffing, Inc., PSR Nurses, Ltd., PSR Nurse Recruiting, Inc., PSR Nurses Holdings Corp., CRDE Corp., Arizona Home Health Care/Private Duty, Inc., Care Pros Staffing, Inc., HIP Holding, Inc., Health Industry Professionals, L.L.C., Travmed USA, Inc., Prime Staff, LP, Mint Medical Staffing Odessa LP, and GHS Acquisition Corporation to MedCap (included as Exhibit 10.1 to the Issuer's Form 8-K filed with the Commission on November 21, 2005, and incorporated herein by reference).

CUSIP 225235308                 SCHEDULE 13D                Page 12 of 16


6. Secured Promissory Note, dated November 18, 2005, issued by the Issuer, Baker Anderson Christie, Inc., Nurses Network, Inc., New Age Staffing, Inc., PSR Nurses, Ltd., PSR Nurse Recruiting, Inc., PSR Nurses Holdings Corp., CRDE Corp., Arizona Home Health Care/Private Duty, Inc., Care Pros Staffing, Inc., HIP Holding, Inc., Health Industry Professionals, L.L.C., Travmed USA, Inc., Prime Staff, LP, Mint Medical Staffing Odessa LP, and GHS Acquisition Corporation to MedCap (included as Exhibit 10.2 to the Issuer's Form 8-K filed with the Commission on November 21, 2005, and incorporated herein by reference).

7. Amended and Restated Security Agreement, dated November 18, 2005, by and among the Issuer, Baker Anderson Christie, Inc., Nurses Network, Inc., New Age Staffing, Inc., PSR Nurses, Ltd., PSR Nurse Recruiting, Inc., PSR Nurses Holdings Corp., CRDE Corp., Arizona Home Health Care/Private Duty, Inc., Care Pros Staffing, Inc., HIP Holding, Inc., Health Industry Professionals, L.L.C., Travmed USA, Inc., Prime Staff, LP, Mint Medical Staffing Odessa LP, GHS Acquisition Corporation and MedCap (included as Exhibit 10.3 to the Issuer's Form 8-K filed with the Commission on November 21, 2005, and incorporated herein by reference).

8. Securities Purchase Agreement dated as of December 30, 2005 by and between the Issuer and MedCap (included as Exhibit 10.1 to the Issuer's Form 8-K filed with the Commission on January 6, 2006 and incorporated herein by reference).

9. Registration Rights Agreement dated as of January 6, 2006 by and between the Issuer and certain investors listed on the signature pages thereto (included as Exhibit 10.5 to the Issuer's Form 8-K filed with the Commission on January 10, 2006 and incorporated herein by reference).

10. Subscription Agreement dated March 3, 2006 by and between the Issuer and MedCap (included as Exhibit 10.1 to the Issuer's Form 8-K filed with the Commission on March 7, 2006 and incorporated herein by reference).

11. Subscription Agreement dated March 13, 2006 by and between the Issuer and MedCap (included as Exhibit 11 to MedCap's, MMR's and Toney's Schedule 13D/A No. 7 filed with the Commission on April 13, 2006 and incorporated herein by reference).

12. Subscription Agreement dated March 13, 2006 by and between the Issuer and MedCap Master (included as Exhibit 12 to MedCap's, MMR's and Toney's Schedule 13D/A No. 7 filed with the Commission on April 13, 2006 and incorporated herein by reference).

CUSIP 225235308                 SCHEDULE 13D                Page 13 of 16


13. Letter dated March 13, 2006, from the Board of Directors of the Issuer to Holders of Series C and Warrants to Purchase Series B-1 and Series C Preferred Stock of the Issuer, in connection with the Offer to Exchange Series C Preferred Stock and Warrants to Purchase Series B-1 and Series C Preferred Stock in which the Issuer has agreed to register the shares of Common Stock issued pursuant to the Exchange on a suitable form and substantially in compliance with the existing registration rights agreement covering the Series C Stock and Series C Warrants within 60 days of the completion of the Exchange Offer and to reimburse MedCap for certain legal expenses incurred in connection with the Exchange Offer (included as Exhibit 13 to MedCap's, MMR's and Toney's Schedule 13D/A No. 7 filed with the Commission on April 13, 2006 and incorporated herein by reference).

14. Subscription Agreement dated April 3, 2006 by and between the Issuer and MedCap (included as Exhibit 14 to MedCap's, MMR's and Toney's Schedule 13D/A No. 7 filed with the Commission on April 13, 2006 and incorporated herein by reference).

15. Agreement and Plan of Merger, dated September 20, 2006 among the Issuer, iVOW Acquisition Corp. and iVOW, Inc. (included as Exhibit
     2.1 to the Issuer's Current Report on Form 8-K filed with the Commission on September 26, 2006 and incorporated herein by reference).

16. Crdentia Merger Voting Agreement, dated September 20, 2006 among the Issuer, MedCap Partners L.P. and MedCap Master Fund L.P.
     (included as Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed with the Commission on September 26, 2006 and incorporated herein by reference).

17. Securities Purchase Agreement dated as of January 25, 2007 by and among the Issuer and the investors identified on the signature pages thereto (included as Exhibit 10.1 to the Issuer's Form 8-K filed with the Commission on January 29, 2007 and incorporated herein by reference).

18. Registration Rights Agreement dated as of January 25, 2007 by and among the Issuer and the investors listed on the signature pages thereto (included as Exhibit 10.2 to the Issuer's Form 8-K filed with the Commission on January 29, 2007 and incorporated herein by reference).

CUSIP 225235308                 SCHEDULE 13D                Page 14 of 16


                                Signature

    After reasonable inquiry and to the best of each of the undersigned's respective knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date  February 13, 2007                /s/ C. Fred Toney
                                       -----------------
                                       Signature
                                       Print Name  C. FRED TONEY


MEDCAP PARTNERS L.P.                   MEDCAP MANAGEMENT & RESEARCH LLC

By its general partner MedCap          By: /s/ C. Fred Toney
   Management & Research LLC               -----------------
                                           Print Name  C. Fred Toney
By: /s/ C. Fred Toney                      Title  Managing Member
    -----------------
    Print Name  C. Fred Toney
    Title  Managing Member

CUSIP 225235308                 SCHEDULE 13D                Page 15 of 16


                              EXHIBITS LIST

Exhibit 1 Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

CUSIP 225235308                 SCHEDULE 13D                Page 16 of 16


                                EXHIBIT 1

                    AGREEMENT REGARDING JOINT FILING OF
                     STATEMENT ON SCHEDULE 13D OR 13G


        The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or
Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, as to the common stock of Crdentia Corp. For that purpose, the undersigned hereby constitute and appoint C. Fred Toney as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.


Date  February 13, 2007                /s/ C. Fred Toney
                                       -----------------
                                       Signature
                                       Print Name  C. FRED TONEY


MEDCAP PARTNERS L.P.                   MEDCAP MANAGEMENT & RESEARCH LLC

By its general partner MedCap          By: /s/ C. Fred Toney
   Management & Research LLC               -----------------
                                           Print Name  C. Fred Toney
By: /s/ C. Fred Toney                      Title  Managing Member
    -----------------
    Print Name  C. Fred Toney
    Title  Managing Member